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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Opko Health, Inc.
(Name of Issuer)
Common Stock, $0.01 PAR VALUE
(Title of Class of Securities)
301610101
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Blvd.
Suite 1500
Miami, FL 33137
(305)575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101	Page	2	of	6

1	NAMES OF REPORTING PERSONS: The Frost Group, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5811653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,286,704*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

20,286,704*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,286,704*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Includes vested warrants to purchase 4,796,158 shares of common stock.

2

CUSIP No.	301610101	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		49,858,971*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,286,704**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		49,858,971*

WITH	10	SHARED DISPOSITIVE POWER:

20,286,704**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

70,145,675***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*     Includes vested warrants to purchase 9,241,588 shares of common stock.
**   Includes vested warrants to purchase 4,796,158 shares of common stock.
*** Includes vested warrants to purchase 14,037,746 shares of common stock.

3

CUSIP No.	301610101	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		49,858,971*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,286,704**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		49,858,971*

WITH	10	SHARED DISPOSITIVE POWER:

20,286,704**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

70,145,675***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*     Includes vested warrants to purchase 9,241,588 shares of common stock.
**   Includes vested warrants to purchase 4,796,158 shares of common stock.
*** Includes vested warrants to purchase 14,037,746 shares of common stock.

4

SCHEDULE 13D

CUSIP No. 301610101	Page 5 of 6
     This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007 ( together the “Original Schedule 13D”), by The Frost Group, LLC, Frost Gamma Investments Trust and Phillip Frost, M.D. This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)
Item 2. Identity and Background
     Item 2 is deleted in its entirety and replaced with the following text.
     This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida (“Gamma Trust”) and the controlling member of Frost Group, and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Frost Group, Gamma Trust and Dr. Frost are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 900, Miami, FL 33137.
     Each of Frost Group and Gamma Trust is an entity formed for the purpose of making and holding investments. The Officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Mr. Rao Uppaluri, Vice President and Treasurer, and Ms. Jane Hsiao, Vice President. Dr. Frost is a United States citizen whose serves as the Chief Executive Officer and Chairman of the Issuer.
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following paragraph to the end of the item:
     Gamma Trust acquired 4,098, 460 Shares of Common Stock, for investment purposes, in a series of transactions from July 12, 2007 to July 20, 2007, as follows: (i) 2,500 Shares of Common Stock for $3.69 on July 12, 2007, (ii) 25,700 Shares of Common Stock for $3.70 on July 12, 2007, (iii) 4,034,460 Shares of Common Stock for $1.80 on July 13, 2007, (iv) 300 Shares of Common Stock for $3.81 on July 13, 2007, (v) 4,300 Shares of Common Stock for $3.87 on July 13, 2007, (vi) 3,000 Shares of Common Stock for $3.88 on July 13, 2007, (vii) 10,600 Shares of Common Stock for $3.95 on July 20, 2007, (viii) 1,000 Shares of Common Stock for $3.94 on July 20, 2007, (ix) 15,000 Shares of Common Stock for $4.00 on July 20, 2007, (x) 200 Shares of Common Stock for $3.99 on July 20, 2007 and (xi) 1,400 Shares of Common Stock for $3.97 on July 20, 2007.
Item 4. Purpose of Transaction
     Item 4 is amended by adding the following paragraph to the end of the item:
     Gamma Trust acquired 4,098,460 Shares of Common Stock, for investment purposes, in a series of transactions from July 12, 2007 to July 20, 2007.
Item 5. Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following text:
     Frost Group beneficially owns 20,286,704 Shares of Common Stock. The 20,286,704 Shares include vested warrants to purchase 4,796,158 Shares of Common Stock. The 20,286,704 Shares of Common Stock beneficially owned by Frost Group constitute 12.4% of the Issuer’s outstanding Shares of Common Stock, based upon 159,114,522 Shares of Common Stock as of July 27, 2007 and calculated in accordance with Rule 13d-3(d). Frost Group shares the power to vote and the power to dispose such Shares with Gamma Trust and Dr. Frost.
     Gamma Trust beneficially owns 49,858,971 Shares of Common Stock. The 49,858,971 Shares include vested warrants to purchase 9,241,588 Shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock owned by Frost Group. The 70,145,675 Shares of Common Stock beneficially owned by Gamma Trust constitute 40.5% of the Issuer’s outstanding Shares of Common Stock, based upon 159,114,522 Shares of Common Stock as of July 27, 2007 and calculated in accordance with Rule 13d-3(d).

SCHEDULE 13D

CUSIP No. 301610101	Page 6 of 6
     Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock owned by Frost Group and the 49,858,971 Shares of Common Stock owned by Gamma Trust. The 70,145,675 Shares of Common Stock beneficially owned by Dr. Frost constitute 40.5% of the Issuer’s outstanding Shares of Common Stock, based upon 159,114,522 Shares of Common Stock as of July 27, 2007 and calculated in accordance with Rule 13d-3(d).
     Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2007	The Frost Group, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Frost Gamma Investments Trust
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually